[ELRON LETTERHEAD]


                             -FOR IMMEDIATE RELEASE-


                    ELRON ANNOUNCES ANNUAL GENERAL MEETING OF
                          SHAREHOLDERS ON JUNE 7, 2005


Tel Aviv, May 8, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold its Annual General Meeting of Shareholders at
3.00 pm, Israel time, on June 7, 2005, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the shareholders will be asked to:

(1) elect ten (10) directors to the Board of Directors of the Company;

(2) approve the compensation of the directors of the Company as a group;

(3) to appoint Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global as the Company's auditors until the Company's next annual general meeting and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

(4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004.

Shareholders on record at the close of business on May 9, 2005 shall be entitled to notice of and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to the shareholders on or about
May 13, 2005.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT Software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

[ELRON LOGO]

                                                                        Tel-Aviv
                                                                    May 10, 2005

Dear Shareholder:

    You are cordially invited to attend the Company's Annual General Meeting of Shareholders to be held at 3:00 p.m., Israel time, on June 7, 2005, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked:

        (1) to elect ten (10) directors to the Board of Directors of the Company;

        (2) to approve the compensation of the directors of the Company as a group;

        (3) to appoint Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global as the Company's auditors with effect from January 1, 2005 until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and

        (4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004.

    For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote 'FOR' the resolutions specified on the enclosed form of proxy.

    We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

    Thank you for your cooperation.

                         Very truly yours,

    AMI EREL                                 DORON BIRGER
    AMI EREL                                 DORON BIRGER
    Chairman of the Board of Directors       President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                                Tel-Aviv, Israel
                                                                    May 10, 2005

    NOTICE IS HEREBY GIVEN that an Annual General Meeting of Shareholders (the 'MEETING') of ELRON ELECTRONIC INDUSTRIES LTD. (the 'COMPANY') will be held at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel, at 3:00 p.m., Israel time, on June 7, 2005.

    In the Meeting the following issues will be brought before the shareholders:

        (1) to elect ten (10) directors to the Board of Directors of the Company;

        (2) to approve the compensation of the directors of the Company as a group;

        (3) to appoint Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global as the Company's auditors with effect from January 1, 2005 until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees

        (4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004.

    Shareholders of record at the close of business on May 9, 2005 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

    Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on June 5, 2005. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

    Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

                    By Order of the Board of Directors,

    AMI EREL                                 DORON BIRGER
    AMI EREL                                 DORON BIRGER
    Chairman of the Board of Directors       President & Chief Executive Officer

                        ELRON ELECTRONIC INDUSTRIES LTD.

                                3 AZRIELI CENTER
                       THE TRIANGLE BUILDING, 42ND FLOOR
                                TEL-AVIV, ISRAEL

                             ---------------------
                                PROXY STATEMENT
                             ---------------------

    This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.003 nominal value (the 'ORDINARY SHARES'), of Elron Electronic Industries Ltd. (the 'COMPANY' or 'ELRON') in connection with the solicitation by the Board of Directors of the Company of proxies for use at an Annual General Meeting of Shareholders (the 'ANNUAL MEETING', the 'MEETING' or the 'AGM') to be held on June 7, 2005, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect ten (10) directors to the Board of Directors of the Company; (2) to approve the compensation of the directors of the Company as a group; (3) to appoint Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global as the Company's auditors with effect from January 1, 2005 until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and (4) to receive and consider the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004.

    The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

    A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on May 9, 2005 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about May 13, 2005 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    On April 21, 2005, the Company had issued and outstanding 29,414,424 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                  BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of April 21, 2005, unless otherwise specified, the number of Ordinary Shares owned by all shareholders known to us to own more than 5% of our Ordinary Shares and by all officers and directors as a group:

                                                NUMBER OF        PERCENT OF
NAME AND ADDRESS                             ORDINARY SHARES   ORDINARY SHARES
----------------                             ---------------   ---------------
Discount Investment Corporation Ltd. (1)...    13,443,658          45.70%
  Tel Aviv, Israel
Bank Leumi Group (2) ......................     1,924,940           6.54%
  Tel Aviv, Israel
Bank Hapoalim Group (3) ...................     1,545,093           5.25%
  Tel Aviv, Israel
Clal Insurance Group (4)* .................       385,078           1.31%
  Tel Aviv, Israel
All Officers and Directors as a group (5)..       171,208           0.58%

---------

(1) IDB Holding Corporation Ltd. ('IDBH') is the parent of IDB Development Corporation Ltd. ('IDBD'), which, in turn, is the parent of Discount Investment Corporation Ltd. ('DIC') and Clal Insurance Enterprise Holdings Ltd. ('CLAL'). IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exchange.

    As of April 21, 2005, approximately 51.7% of the outstanding share capital of IDBH was owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ('GANDEN INVESTMENTS'), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which held 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ('MANOR INVESTMENTS'), a private Israeli company controlled by Ruth Manor, which held 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ('LIVNAT INVESTMENTS'), a private Israeli company controlled by Avraham Livnat, which held 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

    In addition, as of April 21, 2005, (i) another private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which is the parent company of Ganden Investments, held approximately 6.44% of the equity and voting power of IDBH, (ii) Shelly Bergman held approximately 7.23% of the equity of and voting power in IDBH, (iii) another private Israeli company controlled by Ruth Manor, which is the parent company of Manor Investments, held approximately 0.03% of the equity and voting power in IDBH and (iv) another private Israeli

                                              (footnotes continued on next page)

(footnotes continued from previous page)

    company controlled by Avraham Livnat, which is the parent company of Livnat Investments, held approximately 0.04% of the equity and voting power in IDBH.

    Nochi Dankner is Chairman of IDBH, IDBD and DIC and a director of Clal. Shelly Bergman and Zvi Livnat (a son of Avraham Livnat) are directors of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and the Company.

(2) The Bank Leumi Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Leumi. As of April 21, 2005, the State of Israel held approximately 28.28% of the outstanding shares of Bank Leumi. The balance of the shares of Bank Leumi were held as follows: (i) Shlomo Eliahu Holdings Ltd. and affiliated companies held approximately 9.98% of Bank Leumi's shares; (ii) mutual funds of the Bank Hapoalim group held approximately 5.19% of Bank Leumi's shares; and (iii) the public held the remainder of Bank Leumi's shares.

(3) The Bank Hapoalim Group is comprised of the holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M. As of April 21, 2005, the shares of Bank Hapoalim were held as follows: (1) Arison Holdings (1998) Ltd. held approximately 16.49% of Bank Hapoalim's shares; (2) Israel Salt Industries (1998) Ltd. held approximately 7.03% of Bank Hapoalim's shares;
    (3) Alliance Capital Management LP held approximately 7.1% of Bank Hapoalim's shares; (4) the public held approximately 61.54% of Bank Hapoalim's shares; and (5) other shareholders each held less than 5% of Bank Hapoalim's shares.

(4) The Clal Insurance Group is comprised of Clal and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of April 21, 2005, the other major shareholders of Clal were Bank Hapoalim, which held approximately 18.97% of Clal's shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.), and mutual and provident funds that are controlled by Bank Leumi, which held approximately 6.69%. None of the remaining shareholders of Clal held more than 5% of its shares.

(5) This amount includes 169,968 shares underlying options that are currently exercisable or that will become exercisable within 60 days of April 21, 2005. This amount does not include any shares that may be deemed to be beneficially owned by directors who are affiliated with DIC.

                        ITEM I -- ELECTION OF DIRECTORS

    The Board of Directors has nominated the ten (10) individuals named below to be elected as directors, seven (7) of whom currently serve as directors of the Company. Three new directors have been nominated, namely Mr. Nochi Dankner, Mr. Shay Livnat and Ms. Zehavit Joseph. The terms of two current directors, Dalia Megiddo and Chen Barir will end as of June 7, 2005. The directors nominated in this Proxy, together with two external directors (as defined by the Companies law), Mr. Yaacov Goldman and Prof. Daniel Sipper whose terms expire in March 2006 and March 2007, respectively, shall constitute the entire Board of Directors.

    Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the ten (10) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Israeli Companies Law, 1999 ('COMPANIES LAW').

    If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.

    The nominees, the years in which they first became directors and their ages are set forth below:

                                                          YEAR
                                                         BECAME
NAME                                                    DIRECTOR   AGE
----                                                    --------   ---
Avraham Asheri........................................    1999     67
Ami Erel..............................................    1999     58
Prof. Gabi Barbash....................................    2003     55
Prof. Yair Be'ery.....................................    2004     48
Nochi Dankner.........................................     --      50
Avraham Fischer.......................................    2003     48
Zehavit Joseph........................................     --      41
Oren Lieder...........................................    2003     56
Shay Livnat...........................................     --      46
Dori Manor............................................    2003     37

    Avraham Asheri joined the Company as a director in December 1999. He serves as the Chairman of the Company's Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Africa Israel Investments Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

    Ami Erel has served as the Chairman of the Board of Directors of the Company since November 1999 and served as the Company's Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President of DIC since June 1, 2001. Mr. Erel is also Chairman of the board of directors of Scitex Corporation Ltd. and serves as a director of Property and Building Corporation Ltd., Super-Sol Ltd. and Ham-let (Israel Canada) Ltd. Mr Erel also serves as the Chairman or a member of the boards of various other subsidiaries and affiliates of DIC and the Company. From 1997 to 1999, Mr. Erel served as President and Chief Executive

Officer of Bezeq -- The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From January 2000 to January 2004, Mr. Erel served as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

    Prof. Gabi Barbash joined the Company as a director in May 2003. Since 1999, Prof. Barbash has been Director General of the Tel-Aviv Sourasky Medical Center and between 2000 and 2003 he served as Chairman of the Board of Directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the Chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash was the Director General of the Israeli Ministry of Health. Between 1995 and 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel-Aviv University. Between 1993 and 1996, Prof. Barbash was the Director General of the Sourasky Medical Center. Between 1986 and 1993, Prof. Barbash was the Deputy Director of the Sheba Medical Center and from 1990 to 1993, he was Director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. in medicine from the Hebrew University, Jerusalem, Hadassah Medical School and a masters degree in public health from Harvard University.

    Prof. Yair Be'ery joined the Company as a director in January 2004. Since 1985, Prof. Be'ery has been with the Department of Electrical Engineering at Tel Aviv University and served as its Chairman from 1999 until 2003. From 1998 until 2005, Prof. Be'ery worked with Benny Steinmetz's Group and co-founded STI Ventures, a high technology venture investment company. From 1989 until 1996, Prof. Be'ery served as Vice President of Advanced Technology of the DSP Group Inc. Prof. Be'ery is also a member of the advisory boards of ChipX, Inc., Tehuti Networks Ltd. and Mplicity Ltd. Prof. Be'ery served previously on the boards of directors and advisory boards of numerous Israel-related technology companies. Prof. Be'ery holds B.Sc., M.Sc. and Ph.D. degrees (Electrical Engineering) from Tel Aviv University, Israel.

    Nochi Dankner is the Chief Executive Officer and Chairman of the board of directors of IDBH and serves as Chairman of the board of directors of IDBD, DIC and Clal Industries and Investments Ltd. Mr Dankner is the founder of the Ganden Group and serves as a director of companies in the Ganden Group which holds investments in companies operating primarily in the fields of real estate, tourism and technologies, including as Chairman of Ganden Holdings Ltd. and Ganden Investments (2000) Ltd. and as Co-Chairman of Ganden Tourism and Aviation Ltd and Israir Ltd. In addition, Mr. Dankner serves as a director of Clal Insurance Company Ltd., Nesher-Israeli Cement Enterprises Ltd., Property and Building Corporation Ltd., Azorim, Investments, Development and Construction Company Ltd., Super-Sol Ltd. and other public and private companies in the IDB group. Mr. Dankner is Chairman of the IDB Fund 'For the Community' and is also a member of 'Matan -- Your Way to Give', a non-profit organization. Mr. Dankner also serves as a member of the Board of Governors of Ichilov Hospital, as a member of the Board of Trustees of the Tel Aviv University. Mr. Dankner holds an LL.B. degree from the Tel Aviv University and a Bachelor of Arts degree in Political Science from Tel Aviv University.

    Avraham Fischer joined the Company as a director in August 2003. He is the Executive Vice President of IDBH., the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd., and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate and technologies. He serves as a director of Clal Industries & Investments Ltd., DIC., Scitex Corporation Ltd., ECI Telecom Ltd., American Israeli Paper Mills Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of 'Matan -- Your Way to Give', a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.

    Zehavit Joseph has been the Executive Vice President and Chief Financial Officer of IDBD and Chief Financial Officer of IDBH, since 1998. Since 1998, Ms. Joseph has been a Senior Fellow of Finance and Accounting at the Wharton School, Philadelphia. From 1996 to 1998, Ms. Joseph was a management consultant at ZHM Corporation in New York. From 1990 to 1996, Ms. Joseph held the position of Vice-President, Treasury at Chase Manhattan Bank, New York. From 1989 to 1990, Ms. Joseph worked as the Manager, Mergers and Acquisitions, at Coopers and Lybrand, New York. Ms. Joseph is a member of various non-profit organizations and is member of the CFO Forum Steering Committee, Chairman of the CFO Reporting Committee and member of the Audit Committee of The College of Management Academic Studies. Ms. Joseph holds a Doctorate degree from The Wharton School, University of Pennsylvania and Lasalle University, a Masters in Business Administration degree from the Katz School of Business, University of Pittsburgh and a Bachelor of Arts degree in Accounting from the School of Business, Duquesne University.

    Oren Lieder joined the Company as a director in January 2003. Since January 2003, he has been the Chief Financial Officer of DIC. Prior to joining DIC, from 1997 until 2002, Mr. Lieder was the Chief Financial Officer of Bezeq and from 1989 until 1996, he was the Chief Financial Officer of Zim Israel Navigation Co. Ltd. He is a director and chairman of the audit committe of Super-Sol Ltd., Property and Building Corporation Ltd. and American-Israeli Paper Mills Ltd. Between 2000 and 2002, Mr. Lieder was a director of DBS Satellite Services
(1998) Ltd. and between 1998 and 2002, he was a director of Pelephone Communications Ltd. Between 1994 and 1996, he was the Chairman of
Ramon -- Granit Insurance Brokers, Ramon International Insurance Brokers and Layam Ltd. Since 1995, he has been a member of the Board of Trustees and Investment Committee of the University of Haifa. Mr. Lieder holds a degree in economics and statistics from the University of Haifa.

    Shay Livnat is the founder, President & Chief Executive Officer of Zoe Holdings Ltd. He is also the founder and co-chairman of UPS Israel and UTI (Isuzu) Israel. Since 2004, Mr. Livnat has been a director of IDBD, Clal Industries and Investments Ltd., Clal, Scitex Corporation Ltd. and Scitex
Vision Ltd. Since 1992, Mr Livnat has been a director of Taavura Holdings Ltd. Between 1988 and 1998, Mr. Livnat was the Managing Director of Tashtit Ltd (DAF, Liebherr) and Vice-President of the Taavura Group. Mr. Livnat holds a Bachelor of Science in Electrical Engineering, Fairleigh Dickinson University, New Jersey, USA.

    Dori Manor joined the Company as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an Industrial Engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of

IDBH, IDBD, DIC and Clal Industries and Investments Ltd. Mr. Manor received an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, in 1996 and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University in 1993.

    It is proposed that at the Annual Meeting, the following Resolution be adopted:

        'RESOLVED, that the ten (10) nominees recommended in the Proxy Statement, dated May 10, 2005 as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.'

        The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the ten (10) nominees to the Board of Directors.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THE NOMINEES TO THE BOARD OF DIRECTORS.

                 ITEM 2 -- APPROVAL OF DIRECTORS' COMPENSATION

    The Companies Law requires that the terms and conditions of employment of a director, including the terms and conditions of his or her employment as an officer of a company, be approved by the audit committee of such company and by its board of directors, as well as by such company's shareholders voting at a general meeting.

    Under the Companies Law and Regulations, the Company, being a dual listed company, is permitted to pay an annual fee of up to NIS100,000 (approximately $22,900) per director and up to NIS3000 (approximately $690) per director for participation in each meeting of the board of directors or any committee thereof, in each case, adjusted to the Israeli Consumer Price Index from time to time. However, following approval by the Audit Committee and by the Board of Directors in accordance with the Companies Regulations (Relief from Related Party Transactions), 2000, it is proposed that the Company grant compensation to all of the Company's directors for the fiscal year 2005, in the amount permitted under the Companies Law for non-dual listed companies adjusted to the Israeli Consumer Price Index from time to time. For companies of the same classification in relation to its shareholders' equity, such compensation is currently, in addition to reimbursement of expenses, approximately NIS 45,896 (approximately $10,500) per director for one year and in addition approximately NIS 1,765 (approximately $400) per director for participation in each meeting of the board of directors or any committee thereof.

    It is proposed that at the Annual Meeting, the following Resolution be adopted:

        'RESOLVED, that the compensation paid and to be paid in 2005 to the directors of the Company as described in the Company's Proxy Statement, dated May 10, 2005 be, and hereby is, approved and ratified.'

        The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed Resolution. Since certain of the nominees to the Board of Directors of the Company are deemed to be 'Controlling

        Persons' of the Company, as defined by the Companies Law, pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Company notify the Company in writing, on or prior to the seventh day following the publication of this Proxy Statement about his/their objection to the resolution, the approval of the resolution will require that either: (i) the majority of shares voting at the Meeting includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the resolution and who are voting in person or by proxy, at the Meeting (without taking into account abstentions); or (ii) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

    THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

       ITEM 3 -- APPROVAL OF APPOINTMENT OF KOST FORER GABBAY & KASIERER,
                        A MEMBER OF ERNST & YOUNG GLOBAL

    Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, Certified Public Accountants (Israel), has been nominated by the Audit Committee and the Board of Directors of the Company for appointment as the auditors of the Company with effect from January 1, 2005 until the next annual general meeting of the Company. Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global has no relationship with the Company except as auditors other than tax related services provided to the Company from time to time.

    It is proposed that at the Annual General Meeting, the following Resolution be adopted:

        'RESOLVED, that the Company's auditors, Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global be, and they hereby are, appointed as auditors of the Company with effect from January 1, 2005 until the next annual general meeting of the Company and that the Audit Committee and the Board of Directors be, and hereby are, authorized to determine the fees of said auditors.'

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution appointing Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global as auditors of the Company.

    THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.

        ITEM 4 -- CONSIDERATLON OF THE AUDITORS' REPORT, THE DIRECTORS'
                      REPORT AND THE FINANCIAL STATEMENTS

    At the Annual General Meeting, the Auditors' Report, the Management Report and the Financial Statements of the Company for the fiscal year ended
December 31, 2004 will be presented.

    The Annual Report for 2004 including the Financial Statements, Auditors' Report and the Management Report for 2004 has been provided to the shareholders prior to or with the mailing of this Proxy Statement.

                  By Order of the Board of Directors,

      AMI EREL                               DORON BIRGER
      AMI EREL                               DORON BIRGER
      Chairman of the Board of Directors     President & Chief Executive Officer


Dated: May 10, 2005

                                                                      Appendix 1


                        ELRON ELECTRONIC INDUSTRIES LTD.
                 THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 7, 2005

The undersigned hereby constitutes and appoints DORON BIRGER and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on May 9, 2005 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on June 7, 2005 at 15:00, and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

1. THE ELECTION OF DIRECTORS: The nominees are Ami Erel, Avraham Asheri, Prof. Gabi Barbash, Prof. Yair Be'ery, Nochi Dankner, Avraham Fischer, Zehavit Joseph, Oren Lieder, Shay Livnat and Dori Manor.

          [ ] FOR all listed nominees (except against the nominee(s) whose name appears below) [ ] AGAINST all listed nominees [ ] ABSTAIN

              ----------------------------------------

2. Approval of Directors' compensation:

              [ ] FOR              [ ] AGAINST                    [ ] ABSTAIN

          Under the Companies law, 1999 you are required to indicate whether or not you have a personal interest in the resolution described in proposal 2 which shall include the personal interest of any of your relatives or any entity in which you or any of your relatives:

          o holds 5% or more of the issued and outstanding share capital or voting rights, or

          o has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or

          o    is a director or a general manager.

     An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.



     PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 2.

                         [ ] YES          [ ] NO

     IF YOU FAIL TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THIS PROPOSAL 2, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR THIS RESOLUTION.

3. Appointment of Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global as the Company's auditors with effect from January 1, 2005 until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees.


The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" in all Proposals listed above.



                                      Dated:
                                            --------------------, 2005

                                      --------------------------------

                                      --------------------------------

                                      IMPORTANT: Please sign exactly as
                                      name appears at the left. Each
                                      joint owner should sign. Executors,
                                      administrators, trustees, etc. should
                                      indicate the capacity in which they sign.